UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2025

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Entry into a Material Definitive Agreement.

Amended and Restated Merger Agreement

As of August 25, 2025, Siyata Mobile Inc. (“Purchaser”), Siyata Core Acquisition U.S., Inc. (“Merger Sub”), Core Gaming, Inc. (the “Company”) and certain other parties entered into an Amended and Restated Merger Agreement (the “A&R Merger Agreement”), which amends and restates the Merger Agreement among Purchaser, Merger Sub and the Company dated as of February 26, 2025, pursuant to which the Company will merge (the “Merger”) with and into Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser (the “Surviving Corporation”). Among other things, the A&R Merger Agreement adds Siyata PTT, Siyata Mobile Israel Ltd. and Signifi Mobile Inc. (collectively, the “PTT Subsidiaries”) as limited-purpose parties for specified provisions and designates Marc Seelenfreund as a limited-purpose party in respect of certain covenants. The A&R Merger Agreement also contemplates additional ancillary agreements, including an option grant agreement between BSD Capital Group Ltd. (“BSD”), which is wholly owned by Marc Seelenfreund, and Purchaser and a director agreement between Purchaser and Mr. Seelenfreund to be entered into prior to the closing of the transactions contemplated by the A&R Merger Agreement (the “Closing”).

The A&R Merger Agreement provides that, prior to the effective time of the Merger (the “Effective Time”), the Company will procure and prepay a one-year “tail” policy extending Purchaser’s and its subsidiaries’ existing directors’ and officers’ liability coverage with an aggregate limit of at least $10 million; Purchaser may, at its discretion, obtain an additional “tail” policy providing up to five additional years of coverage for pre-Closing events.

The A&R Merger Agreement provides that, from and after the Effective Time, cash on hand and cash equivalents of the PTT Subsidiaries will be segregated from Purchaser and the Surviving Corporation and used solely to operate the PTT Retained Business (as defined in the A&R Merger Agreement) under the oversight contemplated thereby, and that operations of the PTT Retained Business will be funded exclusively from such cash on hand and future operating cash flows or asset sales of the PTT Subsidiaries. The parties also agreed that, from and after the Effective Time, the PTT Subsidiaries will not (i) incur any new indebtedness or amend or extend the term of any existing indebtedness, other than intercompany indebtedness and trade payables in the ordinary course of business, or (ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of their securities.

In addition, Purchaser agreed to certain negative covenants that require Mr. Seelenfreund’s prior written consent before Purchaser takes specified actions with respect to the PTT Subsidiaries, including amendments to organizational documents, equity issuances or transfers, asset sales, dividends or distributions, loans or guarantees, incurrence of liens, material accounting changes, liquidations or restructurings, or agreements to take any of the foregoing.

The A&R Merger Agreement includes a post-Closing indemnification regime under which the PTT Subsidiaries, jointly and severally, will indemnify Purchaser, the Surviving Company and their affiliates (other than the PTT Subsidiaries and their affiliates) against specified “Damages,” together with customary procedural provisions for third-party claims.

The A&R Merger Agreement also provides for certain post-Closing disbursements by the Surviving Corporation and Purchaser to Siyata PTT (or another designated PTT Subsidiary), including (i) an aggregate of $1,080,000 payable upon the occurrence of defined Subsequent Financings, (ii) $100,000 for each $10.0 million raised in any Subsequent Financing, up to the amount Purchaser paid for any “tail” insurance policy, and (iii) reimbursement of the Company’s legal fees and expenses up to $250,000 upon the Purchaser’s, the Surviving Corporation’s or any of the Surviving Corporation’s subsidiaries’ receipt of at least $30.0 million in aggregate gross proceeds from Subsequent Financings, in each case subject to the conditions set forth in the A&R Merger Agreement.

If the A&R Merger Agreement is terminated and Purchaser (or any subsidiary) within 90 days thereof enters into an agreement, agreement-in-principle or letter of intent for, or within nine months thereof consummates, a Post-Termination Transaction, as defined in the A&R Merger Agreement, Purchaser will pay the Company a $4.0 million termination fee, which fee is agreed to be the Company’s sole and exclusive remedy for such termination, subject to exceptions described in the A&R Merger Agreement.

The A&R Merger Agreement further addresses expenses, including that all Purchaser expenses will be paid by Purchaser on or before Closing, that the Company will deliver a report of its expenses at Closing, and that, within five business days after the Closing Date, the PTT Subsidiaries will pay or reimburse the Company’s reasonable and documented expenses.

Consulting Agreement

Simultaneously on August 25, 2025, Siyata Mobile Israel Ltd. and Signifi Mobile Inc. entered into a Consulting Agreement with BSD and Mr. Seelenfreund, effective as of the Effective Time, under which BSD/Mr. Seelenfreund will provide day-to-day management services ordinarily associated with the role of Chief Executive Officer. The Consulting Agreement has a two-year term, automatically renewable for additional two-year periods, and may be terminated by Mr. Seelenfreund or Siyata Mobile Israel or Signifi Mobile for convenience on 12 months’ prior written notice (with specified immediate-termination rights). The Consulting Agreement provides that BSD is entitled to monthly consideration of the higher of $35,000 or 120,000 NIS (approximately $420,000 per year), a quarterly bonus equal to 5% of Signifi Mobile Inc.’s EBITDA, and an annual and/or discretionary bonus of up to 100% of the monthly consideration based on Mr. Seelenfreund’s performance as determined by the Board of Directors of Siyata Mobile Israel (or, in the absence thereof, of Signifi Mobile). The Consulting Agreement also includes change-of-control protections that provide, upon a qualifying termination within 12 months following a Change of Control or Hostile Change of Control, in each case as defined therein (or upon a qualifying resignation during such period), for a lump-sum payment equal to 36 months of Base Consideration and continued quarterly Incentive Bonus payments for three years, accelerated vesting of outstanding equity awards, and a requirement that the Company deposit 36 months of the monthly consideration into escrow immediately prior to a Change of Control or Hostile Change of Control if those provisions are triggered. The Consulting Agreement also provides that BSD and Mr. Seelenfreund will be included under the Company’s directors’ and officers’ insurance program and will receive indemnification arrangements consistent with those provided to directors and officers.

The foregoing summaries of the A&R Merger Agreement and the Consulting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each document, filed as Exhibits 2.1 and 10.1, respectively, to this Report on Form 6-K.

Item 9.01	Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
2.1#	Amended and Restated Merger Agreement, by and among Siyata Mobile Inc., Siyata Core Acquisition U.S., Inc., Core Gaming, Inc. Siyata PTT, Siyata Mobile Israel Ltd. Signifi Mobile Inc. and Marc Seelenfreund, dated as of August 25, 2025
10.1	Consulting Agreement, dated as of August 25, 2025

# Certain exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Purchaser will furnish supplementally copies of omitted exhibits to the Securities and Exchange Commission or its staff upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2025	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer